Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Corporation” or Crosshair”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1
Item 2.	Date of Material Change
April 29, 2010
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on April 29, 2010, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Crosshair announced that it had entered into a definitive agreement with Universal Uranium Ltd. (TSX-V: UUL) (“UUL”) to settle all outstanding litigation between Crosshair and UUL.  The settlement agreement requires Crosshair and UUL to file a consent dismissal order dismissing both the Crosshair claim and the UUL counterclaim.  Neither company paid any funds to the other pursuant to the terms of settlement.  Crosshair has also entered into a voting trust agreement  pursuant to which Crosshair will either abstain from voting its shares in UUL or vote those shares in favour of UUL management’s proposals for a period of thirty-six months.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule A to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary. Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
May 6, 2010